-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             AMENDMENT NO. 3

                            (FINAL AMENDMENT)
                                      TO
                                SCHEDULE 13E-3
                       RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                        WHEELABRATOR TECHNOLOGIES INC.
                               (NAME OF ISSUER)

                            WASTE MANAGEMENT, INC.
                             WMI MERGER SUB, INC.
                      (NAMES OF PERSONS FILING STATEMENT)

                         COMMON STOCK, $.01 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                                  962901 30 2
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             HERBERT A. GETZ, ESQ.
             SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            WASTE MANAGEMENT, INC.
                             3003 BUTTERFIELD ROAD
                           OAK BROOK, ILLINOIS 60523
                           TELEPHONE: (630) 572-8800
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                    ON BEHALF OF PERSONS FILING STATEMENT)

                                  COPIES TO:
          RALPH ARDITI, ESQ.                CHARLES W. MULANEY, JR., ESQ.
         DEBEVOISE & PLIMPTON                   SKADDEN, ARPS, SLATE,
           875 THIRD AVENUE                   MEAGHER & FLOM (ILLINOIS)
          NEW YORK, NY 10022                    333 WEST WACKER DRIVE
            (212) 909-6000                        CHICAGO, IL 60606
                                                   (312) 407-0700

  This statement is filed in connection with (check the appropriate box):

a. [XThe]filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [(S)240.13e-3(c)] under the
     Securities Exchange Act of 1934.

b. [_The]filing of a registration statement under the Securities Act of 1933.

c. [_A]tender offer.

d. [_None]of the above.

  Check the following box if the soliciting materials referred to in checking box (a) are preliminary copies: [X]

                          CALCULATION OF FILING FEE*

     ---------------------------------------------------------------
     ---------------------------------------------------------------

      Transaction Valuation:                             Amount of Filing Fee:
      $869,867,476                                       $173,973

     ---------------------------------------------------------------
     ---------------------------------------------------------------
* Estimated solely for purposes of computing the filing fee. The transaction valuation was determined by multiplying the number of shares of the Issuer's common stock to be acquired in the transaction by $16.50, the per share consideration to be paid in the transaction. The filing fee was determined by multiplying such valuation by 1/50 of 1%.

  [X] Check box if any part of the fee is offset as provided by Rule 0-11 (a)
(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $173,973          Filing Party: Waste Management, Inc.
Form or Registration No.: Schedule 14A    Date Filed: January 21, 1998 and
                                           February 19, 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

INTRODUCTION

  This Amendment No. 3 is the final amendment (the "Final Amendment") to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Transaction Statement") filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, relating to the Agreement and Plan of Merger (the "Merger Agreement") dated as of December 8, 1998 by and among Waste Management, Inc., a Delaware corporation ("Waste Management"), WMI Merger Sub, Inc., a Delaware corporation ("Merger Sub"), and Wheelabrator Technologies Inc., a Delaware corporation (the "Company"). All information set forth below should be read in connection with the information contained or incorporated by reference in the Transaction Statement as previously amended. Unless otherwise indicated, capitalized terms used and not defined herein have the respective meanings ascribed thereto in the Company's Definitive Proxy Statement, dated February 27, 1998 (the "Definitive Proxy Statement"), a copy of which previously was filed as Exhibit 17(d)(1) to the Transaction Statement.

  On March 30, 1998, Merger Sub was merged with and into the Company. The Company was the surviving entity. Each share of common stock, par value $.01 per share (the "Common Stock"), of the Company issued and outstanding immediately prior to the effective time (the "Effective Time") of the Merger (other than Common Stock owned by Waste Management and its affiliates, treasury shares held by the Company immediately prior to the Effective Time and any shares of Common Stock owned by stockholders who perfected their dissenters rights (the "Dissenting Shares")) was converted into the right to receive $16.50 in cash (the "Merger Consideration"), pursuant to the terms of the Merger Agreement.

  Pursuant to the Merger Agreement, at the Effective Time, each share of Common Stock issued, outstanding and owned by Waste Management, Merger Sub or any direct or indirect subsidiary of Waste Management or any of the Company's direct or indirect wholly-owned subsidiaries (the "Nonaffiliated Shares") and all treasury shares held by the Company immediately prior to the Effective Time ceased to be outstanding and were cancelled and retired without payment of any consideration therefor and ceased to exist. At the Effective Time, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time was converted into one validly issued, fully paid and nonassessable share of Common Stock of the Company.

  Immediately prior to the Effective Time, Waste Management directly or indirectly owned approximately 67% of the outstanding Common Stock. After the Effective Time, Waste Management directly or indirectly owned 100% of the outstanding Common Stock.

  Upon consummation of the Merger, the Common Stock ceased to be qualified for listing on the New York Stock Exchange and became eligible for termination of registration pursuant to Rules and Regulations under the Securities Exchange Act of 1934, as amended. The Company filed with the Securities and Exchange Commission on March 30, 1998 a Form 15 with respect to the termination of registration of the Common Stock.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION


  Item 1 of the Transaction Statement is hereby amended and supplemented as follows:

  (c) Upon consummation of the Merger, the Common Stock ceased to be qualified for listing on the New York Stock Exchange and became eligible for termination of registration pursuant to the Rules and Regulations under the Securities Exchange Act of 1934, as amended. The Company filed with the Securities and Exchange Commission on March 30, 1998 a Form 15 with respect to the termination of registration of the Common Stock.


  (f) The Introduction to this Final Amendment to the Transaction Statement is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

  Item 5 of the Transaction Statement is hereby amended and supplemented as follows:

  (a) The Merger was consummated by the filing of the Certificate of Merger with the Secretary of State of the State of Delaware on March 30, 1998.

  (c) At the Effective Time, the existing members of the Board of Directors of Merger Sub became the members of the Board of Directors of the Surviving Corporation.

  (f); (g) On March 30, 1998, after the closing of the Merger, the Company filed with the Securities and Exchange Commission a Form 15 with respect to the termination of registration of the Common Stock.

ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

  Item 6 of the Transaction Statement is hereby amended and supplemented as follows:

  (a); (c) On March 31, 1998, Waste Management entered into a $1.25 billion credit facility with The Chase Manhattan Bank as the arranger ("Chase") and several other participating banks. The credit facility will be comprised of an unsecured $575 million term facility (the "Term Facility") and an unsecured $675 million revolving credit facility (the "Revolving Credit Facility" and, together with the Term Facility, the "Credit Facility"). The purpose of the Credit Facility is to provide funds required for the payment of the Merger Consideration in connection with the Merger and to provide a facility for general corporate purposes including a back-up credit facility in support of Waste Management's regular issuance of commercial paper. The Credit Facility has a stated December 31, 1998 expiration date but is anticipated to expire earlier upon completion of the merger of Waste Management with a subsidiary of USA Waste Services, Inc., upon consummation of which Waste Management will be a wholly-owned subsidiary of USA Waste Services, Inc. The Credit Facility also requires Waste Management to pay down a portion of the funds borrowed thereunder and reduce the Credit Facility size in the event Waste Management engages in certain debt or equity offerings or material asset sales. Waste Management may elect that the Credit Facility bear interest at a rate per annum equal to (i) the higher of (A) Chase's publicly announced prime rate and
(B) the federal funds effective rate from time to time plus 0.5%, or (ii) the offered rate for eurodollar deposits in the London interbank market for an interest period of one month, as adjusted for statutory reserve requirements for eurocurrency liabilities plus an additional amount (the "Applicable Margin"). The Applicable Margin for the Term Facility is (i) 0.45% if Waste Management's senior, unsecured, long-term indebtedness that is not subject to guarantees or other credit enhancements ("Senior Debt") is rated BBB or higher and Baa2 or higher by Standard & Poor's Ratings Services ("S&P") and Moody's Investors Service, Inc. ("Moody's"), respectively, (ii) 0.55% if Waste Management's Senior Debt is rated BBB- or above and Baa3 or above by S&P and Moody's, respectively, and (iii) 0.75% if neither (i) nor (ii) is applicable. The Applicable Margin for the Revolving Credit Facility is (i) 0.30% if Waste Management's Senior Debt is rated BBB or higher or Baa2 or higher by S&P and Moody's, respectively, (ii) 0.40% if Waste Management's Senior Debt is rated BBB- or Baa3 by S&P and Moody's, respectively, and (iii) 0.60% if Waste Management's Senior Debt is rated lower than BBB- and Baa3 by S&P and Moody's, respectively. Waste Management may also request to receive money market loans (if the sum of such money market loans and any revolving loans do not exceed the maximum permissible revolving loans) at a rate equal to the respective lender's fixed money market rate. The making of each loan is conditioned upon
(i) the accuracy of all representations and warranties in the credit documentation (other than the material adverse change and litigation representations) and compliance with all covenants, including certain net worth and debt to earnings before interest, taxes, depreciation and amortization ratios, (ii) there being no default or event of default in existence at the time of, or after giving effect to the making of, such loan and (iii), in the case of the Term Facility, the consummation of the Merger in accordance with the Merger Agreement.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

  Item 7 of the Transaction Statement is amended and supplemented as follows:


  (d) The Introduction to this Final Amendment to the Transaction Statement is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER

  Item 10 of the Transaction Statement is hereby amended and supplemented as follows:

  (a); (b) The Introduction to this Final Amendment to the Transaction Statement is hereby incorporated herein by reference in its entirety.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS

  The Exhibit Index set forth on page 6 of this Transaction Statement is incorporated herein by reference.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   April 9, 1998
                                          -------------------------------------
                                                         (Date)

                                          Waste Management, Inc.

                                                   /s/ Herbert A. Getz
                                          By: _________________________________
                                                        (Signature)

                                          Name: Herbert A. Getz
                                          Title: Senior Vice President and
                                          Secretary
                                          Waste Management, Inc.
                                                    (Name and Title)

                                          WMI Merger Sub, Inc.

                                                   /s/ Herbert A. Getz
                                          By: _________________________________
                                                        (Signature)

                                          Name: Herbert A. Getz
                                          Title: Vice President and Secretary
                                          WMI Merger Sub, Inc.
                                                    (Name and Title)

                             WASTE MANAGEMENT, INC.
                              WMI MERGER SUB, INC.

                                 SCHEDULE 13E-3

                                 EXHIBIT INDEX

 EXHIBIT
  NUMBER                           DOCUMENT DESCRIPTION
 -------                           --------------------
 17(a)    Credit Agreement dated as of March 31, 1998 among Waste Management,
          Inc., the lenders party thereto and The Chase Manhattan Bank, as
          Administrative Agent.+
 17(b)(1) Fairness opinion of Goldman, Sachs & Co. (incorporated by reference to Appendix B-1 to the Definitive Proxy Statement filed as Exhibit
          17(d)(1) hereto).
 17(b)(2) Fairness opinion of Lazard Freres & Co. LLC (incorporated by reference to Appendix B-2 to the Definitive Proxy Statement filed as
          Exhibit 17(d)(1) hereto).
 17(b)(3) Fairness opinion of Merrill Lynch, Pierce, Fenner, & Smith
          Incorporated.*
 17(b)(4) Materials prepared for the Special Committee of Wheelabrator
          Technologies Inc. by Goldman, Sachs & Co. and Lazard Freres & Co.
          LLC.*
 17(b)(5) Materials prepared for the Board of Directors of Waste Management,
          Inc. by Merrill Lynch, Pierce, Fenner & Smith Incorporated.*
 17(c)(1) Agreement and Plan of Merger dated as of December 8, 1997 by and among Waste Management, Inc. ("Waste Management"), WMI Merger Sub,
          Inc. ("Merger Sub") and Wheelabrator Technologies Inc. (the
          "Company") (incorporated by reference to Appendix A to the Definitive
          Proxy Statement filed as Exhibit 17(d)(1) hereto).
 17(c)(2) Agreement and Plan of Merger and Reorganization, dated June 14, 1989, among The Wheelabrator Group, Inc. ("WGI"), Resco Holdings Inc.
          ("RHI") and Wheelabrator Technologies Inc. (incorporated by reference to Annex I to Joint Proxy Statement/Prospects dated July 24, 1989 included in the Registration Statement of WGI on Form S-4,
          Registration No. 33-30113).
 17(c)(3) Modification Agreement, dated August 24, 1989, among the Company,
          RHI, WTI, The Henley Group, Inc. ("Henley") and Waste Management of
          North America, Inc. ("WMNA") (incorporated by reference to the
          Statement on Schedule 13D (the "13D") filed by Waste Management on
          August 31, 1989).
 17(c)(4) Agreement and Plan of Merger, dated March 30, 1990, among Waste
          Management, WMI Sub Inc. and the Company (the "WMNA Merger
          Agreement") (incorporated by reference to Annex 1 to Exhibit 7 to
          Amendment 3 to the 13D, filed by Waste Management on August 2, 1990).
 17(c)(5) Amendment to the WMNA Merger Agreement (the "Amendment"), dated July
          24, 1990, among Waste Management, WMI Sub Inc. and the Company
          (incorporated by reference to the WMNA Merger Agreement, as amended to reflect the Amendment, a copy of which was included as Annex 1 to the Proxy Statement-Prospectus of Waste Management and the Company, a
          copy of which was included as Exhibit 7 to Amendment 3 to the 13D, filed by Waste Management on August 2, 1990).
 17(c)(6) Certain ancillary agreements to the WMNA Merger Agreement (the
          "Ancillary Agreements"), among Waste Management and the Company
          (incorporated by reference to the Ancillary Agreements, filed as
          Exhibits 8, 9, 10, 11 and 12 to Amendment 4 to the 13D, filed by
          Waste Management on September 10, 1990.
 17(c)(7) Letter Agreement, dated October 25, 1990, among the Company, WMNA,
          Henley, Henley Support Co. Two and RHI (incorporated by reference to
          Exhibit 13 to Amendment 6 to the 13D, filed by Waste Management on
          November 20, 1990).

 EXHIBIT
  NUMBER                           DOCUMENT DESCRIPTION
 -------                           --------------------
 17(c)(8) The Agreement and Plan of Merger, dated December 8, 1997, among Waste
          Management, the Company and WMI Merger Sub, Inc. (incorporated by reference to Appendix A to the Definitive Proxy Statement filed as
          Exhibit 17(d)(1) hereto.
 17(d)(1) Definitive Proxy Statement.*
 17(d)(2) Letter of Transmittal.+
 17(d)(3) Notice of Merger.+
 17(e)    Section 262 of the Delaware General Corporation Law (incorporated by reference to Appendix C to the Definitive Proxy Statement filed as
          Exhibit 17(d)(1) hereto).
 17(f)    Inapplicable.

--------
   +Filed herewith.

   *Previously filed.

                                       7